September 12, 2007
BY ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Constant Contact, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-144381
Ladies and Gentlemen:
     Submitted herewith for filing on behalf of Constant Contact, Inc. (the “Company”) is Amendment No. 3 to Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of Common Stock of the Company.
     This filing is being effected by direct transmission to the Commission’s EDGAR System. On September 10, 2007, in anticipation of this filing, the Company caused the additional filing fee of $664 to be wire transferred to the Commission’s account at the Mellon Bank in Pittsburgh.
     The Registration Statement relates to the Company’s initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible
     Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.
     Wilmer Cutler Pickering Hale and Dorr LLP hereby confirms to the Staff that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
     Please contact the undersigned or Mark G. Borden at (617) 526-6675 with any questions or comments you may have regarding this filing.
Very truly yours,
/s/ Philip. P. Rossetti
Philip P. Rossetti
cc: Mark G. Borden